Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2015 and 2014

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$22,643	$9,273
Accounts receivable, net (note 4)	244,313	188,573
Natural gas in storage	9,244	31,550
Supplies and consumables inventory	12,609	11,825
Regulatory assets (note 5)	39,713	61,645
Prepaid expenses	20,163	10,431
Notes receivable (note 6)	494	2,966
Deferred income taxes (note 15)	17,471	7,210
Income taxes receivable (note 15)	593	568
Derivative instruments (note 20)	10,653	10,688
	377,896	334,729
Property, plant and equipment, net	3,543,987	3,278,422
Intangible assets, net	72,119	54,011
Goodwill	100,803	92,328
Regulatory assets (note 5)	194,750	186,669
Derivative instruments (note 20)	51,176	31,782
Long-term investments (note 6)	109,400	43,279
Deferred income taxes (note 15)	56,336	57,065
Other assets	24,926	24,368
	$4,531,393	$4,102,653

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2015	December 31, 2014
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$21,416	$68,540
Accrued liabilities	167,255	199,374
Dividends payable (note 12)	29,140	25,395
Regulatory liabilities (note 5)	29,264	20,590
Long-term liabilities (note 7)	9,869	9,130
Pension and other post-employment benefits (note 8)	364	333
Other long-term liabilities (note 9)	50,742	49,303
Derivative instruments (note 20)	5,549	5,183
Preferred shares, Series C	1,077	1,085
Income taxes liability (note 15)	1,973	3,633
Deferred income taxes (note 15)	405	3,702
	317,054	386,268
Long-term liabilities (note 7)	1,472,825	1,260,161
Regulatory liabilities (note 5)	109,533	101,166
Deferred income taxes (note 15)	176,346	130,758
Derivative instruments (note 20)	71,395	40,088
Pension and other post-employment benefits (note 8)	153,208	138,602
Other long-term liabilities (note 9)	194,170	179,468
Preferred shares, Series C	17,569	17,608
	2,195,046	1,867,851
Redeemable non-controlling interest (note 3(c))	12,172	12,146
Equity:
Preferred shares	213,805	213,805
Common shares (note 10(a))	1,639,899	1,633,262
Subscription receipts	110,503	110,503
Additional paid-in capital	33,960	33,068
Deficit	(492,659)	(505,305)
Accumulated other comprehensive income (note 11)	152,640	34,213
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,658,148	1,519,546
Non-controlling interests	348,973	316,842
Total equity	2,007,121	1,836,388
Commitments and contingencies (note 18)
Subsequent events (note 7)
	$4,531,393	$4,102,653
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended March 31,
	2015	2014
Revenue
Regulated electricity distribution	$69,589	$58,164
Regulated gas distribution	229,212	207,863
Regulated water reclamation and distribution	17,079	14,641
Non-regulated energy sales	57,712	57,920
Other revenue	8,262	4,449
	381,854	343,037
Expenses
Operating	71,160	57,744
Regulated electricity purchased	46,259	34,180
Regulated gas purchased	138,032	139,467
Non-regulated energy purchased	13,423	20,259
Administrative expenses	10,447	7,727
Depreciation of property, plant and equipment	33,056	26,895
Amortization of intangible assets	1,213	1,079
Other amortization	2,118	350
Gain on foreign exchange	(1,243)	(1,756)
	314,465	285,945
Operating income from continuing operations	67,389	57,092
Interest expense	16,633	16,199
Interest, dividend, equity-investment and other income	(2,455)	(2,194)
Other gains	(1,098)	—
Acquisition-related costs	299	273
Write-down on long-lived assets	(105)	376
Gain on derivative financial instruments (note 20(b)(iv))	(97)	(363)
	13,177	14,291
Earnings from continuing operations before income taxes	54,212	42,801
Income tax expense (note 15)
Current	1,636	1,143
Deferred	17,755	10,727
	19,391	11,870
Earnings from continuing operations	34,821	30,931
Income from discontinued operations, net of tax	—	273
Net earnings	34,821	31,204
Net loss attributable to non-controlling interests (note 14)	(8,285)	(4,648)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$43,106	$35,852
Basic net earnings per share from continuing operations (note 16)	$0.16	$0.16
Basic net earnings per share (note 16)	0.16	0.17
Diluted net earnings per share from continuing operations (note 16)	0.16	0.16
Diluted net earnings per share (note 16)	$0.16	$0.16
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of Canadian dollars)	Three months ended March 31,
	2015	2014
Net earnings	$34,821	$31,204
Other comprehensive income:
Foreign currency translation adjustment, net of tax expense of $Nil and $40, respectively (note 20(b)(iii))	141,192	47,404
Change in fair value of cash flow hedge, net of tax expense of $5,095 and tax recovery of $3,868, respectively (note 20(b)(ii))	6,444	(11,924)
Change in unrealized appreciation in value of available-for-sale investments	(47)	—
Change in pension and other post-employment benefits, net of tax recovery of $256 and tax expense of $207, respectively (note 8)	(54)	(450)
Other comprehensive income, net of tax	147,535	35,030
Comprehensive income	182,356	66,234
Comprehensive income attributable to the non-controlling interests	20,823	9,542
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$161,533	$56,692
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of Canadian dollars) For the three months ended March 31, 2015

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Subscription receipts	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2014	$1,633,262	$213,805	$110,503	$33,068	$(505,305)	$34,213	$316,842	$1,836,388
Net earnings (loss)	—	—	—	—	43,106	—	(8,285)	34,821
Redeemable non-controlling interests not included in equity	—	—	—	—	—	—	1,106	1,106
Other comprehensive income	—	—	—	—	—	118,427	29,108	147,535
Dividends declared and distributions to non-controlling interests	—	—	—	—	(23,777)	—	(613)	(24,390)
Dividends and issuance of shares under dividend reinvestment plan	6,683	—	—	—	(6,683)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	—	10,815	10,815
Shares issued pursuant to public offering, net of costs	(294)	—	—	—	—	—	—	(294)
Issuance of common shares under employee share purchase plan	248	—	—	—	—	—	—	248
Share-based compensation	—	—	—	892	—	—	—	892
Balance, March 31, 2015	$1,639,899	$213,805	$110,503	$33,960	$(492,659)	$152,640	$348,973	$2,007,121

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended March 31,
	2015	2014
Cash provided by (used in):
Operating Activities
Net earnings from continuing operations	$34,821	$30,931
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	33,056	26,895
Amortization of intangible assets	1,213	1,079
Other amortization	1,602	391
Deferred taxes	17,755	10,727
Unrealized loss (gain) on derivative financial instruments	96	3,113
Share-based compensation	892	341
Cost of equity funds used for construction purposes	(550)	(516)
Pension and post-employment expense	1,108	(236)
Deferred insurance proceeds and revenue amortization	(744)	—
Write-down of long-lived assets	366	698
Unrealized gain on disposal of VIE investment	220	—
Changes in non-cash operating items (note 19)	(97,262)	(58,203)
Changes in non-cash operating items from discontinued operations	—	(193)
Cash used in discontinued operations	—	(192)
	(7,427)	14,835
Financing Activities
Cash dividends on common shares	(17,432)	(13,875)
Cash dividends on preferred shares	(2,600)	(1,350)
Cash contributions from non-controlling interests	22	—
Production based cash contributions from non-controlling interest	10,815	8,976
Cash distributions to non-controlling interests	(613)	(2,967)
Issuance of common shares, net of costs	(46)	156
Issuance of preferred shares, net of costs	—	96,533
Increase in long-term liabilities	137,330	415,641
Decrease in long-term liabilities	(609)	(293,786)
Increase in other long-term liabilities	2,208	572
Decrease in other long-term liabilities	(1,662)	(1,309)
	127,413	208,591
Investing Activities
Increase (decrease) in other assets	242	(1,404)
Distributions received in excess of equity income	(21)	143
Receipt of principal on notes receivable	2,530	77
Additions to property, plant and equipment	(45,401)	(76,898)
Acquisitions of long-term investments	(61,324)	—
Acquisitions of operating entities	(3,388)	(648)
Acquisition of non-controlling interest	—	(127,260)
	(107,362)	(205,990)
Effect of exchange rate differences on cash	746	459
Increase in cash and cash equivalents	13,370	17,895
Cash and cash equivalents, beginning of the period	9,273	13,839
Cash and cash equivalents, end of the period	$22,643	$31,734

Supplemental disclosure of cash flow information:	2015	2014
Cash paid during the year for interest expense	$25,647	$18,969
Cash paid during the year for income taxes	$464	$88
Non-cash transactions: Property, plant and equipment acquisitions in accruals	$18,262	$13,213
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC is a diversified generation, transmission and distribution utility company. The distribution business group operates in the United States under the name of Liberty Utilities Co. (“Distribution Group”) and provides rate regulated water, electricity and natural gas utility services. The generation business group operates under the name Algonquin Power Co. (“Generation Group”) and owns or has interests in a portfolio of non-regulated North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission business group operates under the name Liberty Utilities (Pipeline & Transmission) ("Transmission Group") and invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2014 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and fluctuates based on usage while total fixed revenue will not fluctuate through the year. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2015-03, Interest: Imputation of Interest (Subtopic 835-30), to simplify presentation of debt issuance costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Effective January 1, 2015, the Company applied this ASU retrospectively to all prior periods presented in the financial statements. As a result, deferred financing costs of $10,732 as of December 31, 2014 that were previously presented as Other assets on the consolidated balance sheets have been reclassified as a deduction from the carrying amount of the related long-term liabilities.
The FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This newly issued accounting standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. Effective January 1, 2015, the Company adopted this ASU prospectively and as a result, its adoption had no impact on discontinued operations reported in prior periods.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recent accounting guidance not yet adopted
The FASB issued ASU 2015-05, Intangibles: Goodwill and Other Internal-Use Software (Subtopic 350-40), to provide guidance to customers about whether a cloud computing arrangement includes a software license. This ASU can be adopted either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. The standard is effective for fiscal years and interim periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-04, Compensation: Retirement Benefits (Subtopic 715), to provide a practical expedient that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This ASU should be applied prospectively. The standard is effective for fiscal years and interim periods beginning after December 15, 2015. Early adoption of the amendments in this ASU is permitted. The Company’s fiscal year-end coincide with a month-end, therefore, other than for future significant events that would call for remeasurement, the adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which ends the deferral granted to investment companies from applying the VIE guidance and makes targeted amendments to the current consolidation guidance. Some of the more notable amendments are (1) the identification of variable interests when fees are paid to a decision maker or service provider, (2) the VIE characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. This ASU may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or retrospectively to all prior periods presented in the financial statements. The standard is effective for periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-01, Income Statement: Extraordinary and Unusual Items (Subtopic 225-20), to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. This ASU may be applied prospectively or retrospectively to all prior periods presented in the financial statements. The standard is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have an impact on the Company's results of operations.
The FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. ASU No. 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 clarifies that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weigh those terms and features. The effects of initially adopting ASU 2014-16 should be applied on a modified retrospective basis to existing hybrid financial instruments issued in a form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant prior periods. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recent accounting guidance not yet adopted (continued)
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB and the International Accounting Standards Board have jointly issued a new revenue recognition standard codified in U.S. GAAP as ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2016 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.

3.	Business acquisitions and development projects

(a)	Acquisition of New Hampshire Gas
On January 2, 2015, the Distribution Group completed the acquisition of New Hampshire Gas, a regulated propane gas distribution utility located in Keene, New Hampshire. The New Hampshire Gas System services approximately 1,200 propane gas distribution customers. Total purchase price for the New Hampshire Gas System is approximately U.S. $3,047, subject to certain closing adjustments.

(b)	Agreement to acquire Park Water System
On September 19, 2014, the Company entered into an agreement to acquire the regulated water distribution utility Park Water Company (“Park Water System”). Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. Total consideration for the utility purchase is expected to be approximately U.S. $327,000, which includes the assumption of approximately U.S. $77,000 of existing long-term utility debt and is subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in late 2015 or early 2016.

(c)	Development of Bakersfield Solar Facility
The Company constructed a 20 MWac solar powered generating facility located in Kern County, California. The Company invested U.S $57,294 in the development and construction of the solar energy facility which is recorded as property, plant and equipment. The facility was placed in service on December 31, 2014 and is selling renewable power at merchant rates. The facility achieved commercial operation under the power purchase agreement on April 14, 2015 and is expected to sell power at the power purchase agreement price in the second quarter of 2015. The weighted average useful life of the Bakersfield Solar Facility is 35 years.
On August 13, 2014, the Generation Group entered into a partnership agreement with a third-party (the "Tax Investor"). It is anticipated that approximately U.S. $22,800 will be funded by the Tax Investor. With its partnership interest, the Tax Investor will receive the majority of the tax attributes associated with the facility. The Tax Equity investment net of non-controlling interest earned as of March 31, 2015 is U.S. $9,610.
Under certain conditions, the Tax Investor has the right to withdraw from the Bakersfield Solar Facility and require the Company to redeem its interests for cash over a contractual payment period. As a result, the Company accounts for this interest as temporary equity outside of permanent equity on the consolidated balance sheets as "Redeemable non-controlling interest".

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(c)	Development of Bakersfield Solar Facility (continued)
At each balance sheet date, the Company will reevaluate the classification of its redeemable instrument, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company will record the instruments at its redemption value. Increases or decreases in the carrying amount of a redeemable instrument will be recorded within accumulated deficit. Redemption is not considered probable as of March 31, 2015.

(d)	Commercial operation of Morse Wind Facility
The Company constructed a 23 MW wind generating facility located near Morse, Saskatchewan. The Company invested $64,919 in the development and construction of the wind facility which is recorded as property, plant and equipment, as well as additional amounts related to development rights and other intangibles, for a total investment of $81,875. Sale of power to the utility commenced in March 2015 at rates equivalent to those under the power purchase agreement. Commercial operations date as defined in the power purchase agreement occurred on April 22, 2015. The weighted average useful life of the Morse Wind Facility is 32 years.

4.	Accounts receivable
Accounts receivable as of March 31, 2015 include unbilled revenue of $43,985 (December 31, 2014 - $52,880) from the Company's regulated utilities. Accounts receivable as of December 31, 2014 are presented net of allowance for doubtful accounts of $10,469 (December 31, 2014 - $7,229).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company's regulated utility operating companies are accounted for under the principles of FASB ASC 980 Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
On February 11, 2015, the Midstates Gas System received a Final Order from the Illinois Commerce Commission approving an annual revenue increase of U.S. $4,625 in connection with its rate application filing on March 31, 2014. The new rates are effective as of February 20, 2015.
On March 12, 2015, the Pine Bluff System received a Final Order from the Arkansas Public Service Commission approving an annual revenue increase of U.S. $1,087. The new rates are effective as of March 15, 2015.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2015	December 31, 2014
Regulatory assets
Environmental costs	$107,373	$102,735
Pension and post-employment benefits	70,390	65,745
Storm costs	1,244	2,050
Commodity costs adjustment	20,457	41,502
Rate case costs	4,418	4,161
Vegetation management	3,226	3,260
Debt premium	5,018	4,658
Rate adjustment mechanism	6,572	6,207
Asset retirement obligation	1,857	1,682
Tax related	5,111	4,350
Other	8,797	11,964
Total regulatory assets	$234,463	$248,314
Less current regulatory assets	(39,713)	(61,645)
Non-current regulatory assets	$194,750	$186,669

Regulatory liabilities
Cost of removal	$85,562	$78,013
Rate-base offset	24,766	23,427
Commodity costs adjustment	17,066	10,389
Depreciation adjustment mechanism	3,618	3,518
Other	7,785	6,409
Total regulatory liabilities	$138,797	$121,756
Less current regulatory liabilities	(29,264)	(20,590)
Non-current regulatory liabilities	$109,533	$101,166

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	March 31, 2015	December 31, 2014
Equity-method investees
50% interest in Odell Wind Project	$2,475	$2,267
2.5% interest in natural gas pipeline development	2,148	1,063
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	1,512	1,512
50% interest in the Valley Power Partnership	1,274	1,253
Other	549	503
Total	$7,958	$6,598

Available-for-sale investment	$1,398	$137

Notes receivable
Development loan (a)	$78,424	$17,582
Red Lily Senior loan, interest at 6.31%	11,588	11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789%	494	649
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,559	2,344
Other	908	782
	100,538	39,510
Less current portion	(494)	(2,966)
Total	$100,044	$36,544
Total long-term investments	$109,400	$43,279
(a)Odell Wind Project
During the quarter, the Company loaned an additional U.S. $48,758 to Odell SponsorCo for development costs of the Odell Wind Project. Interest revenue of U.S. $307 was accrued during the quarter. The Company also issued a U.S. $ 1,119 letter of credit on behalf of the Odell Wind Project pursuant to the generator interconnection agreement.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

7.	Long-term liabilities
Long-term liabilities consist of the following:

	March 31, 2015	December 31, 2014
Generation Group
$350,000 Revolving unsecured credit facility	$92,220	$22,084
$485,000 Algonquin Power Co.- Senior unsecured notes	481,574	481,438
U.S. $90,651 Shady Oaks Wind Facility - Senior debt	96,262	88,168
$35,757 Long Sault Hydro Facility - Senior debt	35,825	35,997
$2,924 Chuteford Hydro Facility - Senior debt	2,917	3,022
Distribution Group
U.S. $200,000 Revolving unsecured credit facility	101,793	23,111
U.S. $365,000 Liberty Utilities Co. - Senior unsecured notes	458,652	419,876
U.S. $70,000 Calpeco Electric System - Senior unsecured notes	87,777	80,368
U.S. $50,000 Liberty Water Co - Senior unsecured notes	62,584	57,301
U.S. $19,500 New England Gas System - First mortgage bonds	29,726	27,288
U.S. $15,000 Granite State Electric System - Senior unsecured notes	18,969	17,373
U.S. $10,579 LPSCo Water System - IDA bonds	13,400	12,441
U.S. $948 Bella Vista Water System - Loans	1,200	1,149

Deferred financing costs on undrawn revolving credit facilities	(205)	(325)
	$1,482,694	$1,269,291
Less current portion	(9,869)	(9,130)
	$1,472,825	$1,260,161
Effective January 1, 2015, the Company applied ASU 2015-03 (note 2(a)) retrospectively to all prior periods presented in the financial statements. As a result, deferred financing costs of $10,732 as of December 31, 2014 that were previously presented as Other assets on the consolidated balance sheets have been reclassified as a deduction from the carrying amount of the related long-term liabilities in the table above.
Subsequent to quarter end, on April 30, 2015, the Distribution Group issued U.S. $160,000 of senior unsecured 30 year notes bearing a coupon of 4.13% via a private placement in the U.S. The proceeds of the financing will be used in connection with the acquisition of the Park Water System and for general corporate purposes. The funds are being drawn in two tranches: U.S. $90,000 was drawn immediately on closing and U.S. $70,000 will be drawn in the third quarter.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") recorded as part of operating expenses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended March 31,
	2015	2014
Service cost	$1,625	$1,298
Interest cost	2,282	2,044
Expected return on plan assets	(2,840)	(2,479)
Amortization of net actuarial loss (gain)	298	(85)
Amortization of prior service costs	(32)	—
Amortization of net regulatory assets/liabilities	1,247	498
Net benefit cost	$2,580	$1,276

	OPEB
	Three months ended March 31,
	2015	2014
Service cost	$720	$527
Interest cost	662	541
Expected return on plan assets	(189)	(158)
Amortization of net actuarial loss (gain)	33	(158)
Amortization of net regulatory assets/liabilities	293	43
Net benefit cost	$1,519	$795
On February 6, 2015, the Board of Directors approved a resolution to permanently freeze the accrual of retirement benefits for most non-union participants under existing plans, effective March 31, 2015. Subsequent to the effective date, these employees will begin accruing benefits under the Company's cash balance plan. The plan amendment resulted in a decrease to the projected benefit obligation of U.S. $2,750 which is recorded as a prior service credit in other comprehensive income ("OCI").  In conjunction with the plan amendment, the assets and projected benefit obligations of amended plans were revalued as at February 6, 2015 which resulted in an actuarial loss of U.S. $3,246 recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

9.	Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31,	December 31,
	2015	2014
Advances in aid of construction	$88,541	$81,104
Environmental obligation	78,760	72,305
Deferred tax credit (note 15)	17,923	19,130
Deferred insurance proceeds	11,092	12,191
Asset retirement obligation	15,211	13,884
Other	33,385	30,157
	244,912	228,771
Less current portion	(50,742)	(49,303)
	$194,170	$179,468

10.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2015
Common shares, beginning of year	238,149,468
Issuance of shares under the dividend reinvestment and employee share purchase plans	733,143
Common shares, end of period	238,882,611

(b)	Share-based compensation
During the three months ended March 31, 2015, 10,395 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three months period ended March 31, 2015, APUC recorded $872 (2014 - $420) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2015, total unrecognized compensation costs related to non-vested options and performance share unit were $1,543 and $1,972, respectively, and are expected to be recognized over a period of 1.49 years and 1.39, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

11.	Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial changes	Total
Balance, January 1, 2014	$(57,471)	$11,840	$—	$14,221	$(31,410)
OCI before reclassifications	68,938	3,358	519	(35,396)	37,419
Amounts reclassified	—	5,423	(518)	(273)	4,632
Net current period OCI (loss)	68,938	8,781	1	(35,669)	42,051
Acquisition of non-controlling interest	21,029	2,543	—	—	23,572
Balance, December 31, 2014	$32,496	$23,164	$1	$(21,448)	$34,213
OCI (loss) before reclassifications	112,084	6,829	(47)	(353)	118,513
Amounts reclassified	—	(385)	—	299	(86)
Net current period OCI (loss)	112,084	6,444	(47)	(54)	118,427
Balance, March 31, 2015	$144,580	$29,608	$(46)	$(21,502)	$152,640
Amounts reclassified from accumulated other comprehensive income (loss) ("AOCI") for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected administrative expenses.

12.	Cash dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. For the three months ended March 31, 2015, the Company declared dividends to shareholders on common shares totaling $27,807 (2014 - $17,584). The Board declared a dividend on the Company’s common shares of U.S. $0.0875 or $0.1108 per share payable on April 15, 2015 to the shareholders of record on March 31, 2015.
For the three months ended March 31, 2015, the Company declared and paid dividends to Series A preferred shareholders totaling $1,350 (2014 - $1,350) or $0.2813 per Series A preferred share (2014 - $0.2813 per Series A preferred share).
For the three months ended March 31, 2015, the Company declared and paid dividends to Series D preferred shareholders totaling $1,250 (2014 - $Nil) or $0.3125 per Series D preferred share (2014 - $Nil per Series D preferred share).

13.	Related party transactions
A member of the Board of Directors of APUC is an executive at Emera. For the three months ended March 31, 2015, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro ("BH") subsidiaries of Emera, amounting to U.S. $1,637 (2014 - U.S. $4,018). For the three months ended March 31, 2015, Liberty Utilities purchased natural gas amounting to U.S. $123 (2014 - U.S. $2,977) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
As at March 31, 2015, $nil (December 31, 2014 - $47) was due from Algonquin Power Systems Ltd., a corporation partially owned by Ian Robertson and Chris Jarratt (collectively "Senior Executives").

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

13.	Related party transactions (continued)
Chartered Aircraft
As part of its normal business practice, APUC has utilized chartered aircraft when it is beneficial to do so and had previously entered into a block time agreement to charter aircraft in which Senior Executives have a partial ownership. During the quarter, the Company provided notice of early termination of the agreement effective June 28, 2015 and expects the usage shortfall fee, if any, to be no higher than $25. During the three months period ended March 31, 2015, APUC reimbursed direct costs in connection with the use of the aircraft of $189 (2014 - $215).
Office Facilities
APUC had leased its head office facilities from an entity partially owned by Senior Executives. In the fourth quarter of 2014, APUC moved all head office employees into new premises and terminated the related party lease. Base lease costs for the three months ended March 31, 2015 were $nil (2014 - $79).
Other
A spouse of one of the Senior Executives was employed to provide market research services to certain subsidiaries of the Company. During the three months ended March 31, 2015 APUC paid $20 (2014 - $46) in relation to these services. The spouse is no longer employed by the Company.
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. ("APC") which was partially owned by Senior Executives. APC owns the partnership interest in the 18MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction is expected to be settled by the end of 2015.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net loss attributable to non-controlling interests for the three months ended March 31 consists of the following:

	2015	2014
Net earnings attributable to Class B partnership units of Wind Portfolio SponsorCo	$—	$3,483
Net loss attributable to Class A partnership units	(8,862)	(8,490)
Other net earnings attributable to non-controlling interests	577	359
Total net loss attributable to non-controlling interests	$(8,285)	$(4,648)
On March 31, 2014, the Company acquired the remaining Class B partnership units of Wind Portfolio SponsorCo from the non-controlling interest holder. As a result of the transaction, the Company now owns 100% of Wind Portfolio SponsorCo's Class B partnership units.

15.	Income taxes
For the three months ended March 31, 2015, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2014 - 26.50%) due primarily to higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, recognition of deferred credits, inter-corporate dividends, and non-deductible expenses.
Included in deferred income tax expense for the three months ended March 31, 2015 is $1,207 (2014 - $3,377) related to the recognition of deferred credits from the utilization of deferred income tax assets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

16.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares and subscription receipts; additional shares issued subsequent to the balance sheet date under the dividend reinvestment plan; PSUs and DSUs outstanding during the period; and, if dilutive, potential incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share for the three months ended March 31 are as follows:

	2015	2014
Net earnings attributable to shareholders of APUC	$43,106	$35,852
Series A Preferred shares dividend	1,350	1,350
Series D Preferred shares dividend	1,250	353
Net earnings attributable to common shareholders of APUC	$40,506	$34,149
Discontinued operations	—	273
Net earnings attributable to common shareholders of APUC from continuing operations - Basic and Diluted	$40,506	$33,876
Weighted average number of shares and subscription receipts
Basic	250,776,336	206,777,996
Effect of dilutive securities	3,114,464	1,737,787
Diluted	253,890,800	208,515,783
The shares potentially issuable as a result of Nil stock options (2014 – 816,402) are excluded from this calculation as they are anti-dilutive.

17.	Segmented information
The Company's management reporting is aligned under three business units - Generation, Transmission and Distribution. Under Generation, the Company owns or has interests in hydroelectric, solar and wind power facilities which are aggregated as the renewable segment and operates co-generation, steam production and other thermal facilities which are aggregated as the thermal segment. The Distribution reporting segment aggregates the electric, natural gas and water distribution utilities into a single reporting segment. Finally, the Transmission reporting segment, invests in rate regulated electric transmission and natural gas pipeline systems. As a result, APUC has four reporting segments.
The operating segments were aggregated as generation (renewable, thermal), distribution and transmission based on their economic characteristics. The Transmission segment includes the new equity method investment in the Natural Gas Pipeline Development which is not yet significant and as a result is not presented separately in the tables below.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

17.	Segmented information (continued)

	Three months ended March 31, 2015
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$69,589	$—	$69,589
Regulated gas distribution	—	—	—	229,212	—	229,212
Regulated water reclamation and distribution	—	—	—	17,079	—	17,079
Non-regulated energy sales	47,234	10,478	57,712	—	—	57,712
Other revenue	5,003	937	5,940	2,322	—	8,262
Total revenue	52,237	11,415	63,652	318,202	—	381,854
Operating expenses	12,586	2,521	15,107	56,038	15	71,160
Regulated electricity purchased	—	—	—	46,259	—	46,259
Regulated gas purchased	—	—	—	138,032	—	138,032
Non-regulated energy purchased	6,215	7,208	13,423	—	—	13,423
	33,436	1,686	35,122	77,873	(15)	112,980
Administrative expenses	4,280	106	4,386	6,406	(345)	10,447
Depreciation of property, plant and equipment	14,214	1,677	15,891	16,654	511	33,056
Amortization of intangible assets	769	250	1,019	194	—	1,213
Other amortization	(20)	—	(20)	2,138	—	2,118
Gain on foreign exchange	—	—	—	—	(1,243)	(1,243)
Interest expense	8,295	330	8,625	7,546	462	16,633
Interest, dividend, equity-investment and other income	(847)	(190)	(1,037)	(926)	(492)	(2,455)
Other gains	(1,098)	—	(1,098)	—		(1,098)
Acquisition-related costs	—	—	—	—	299	299
Write-down of long-lived assets	(370)	(8)	(378)	273	—	(105)
(Gain)/ loss on derivative financial instruments	(193)	—	(193)	—	96	(97)
Earnings (loss) from continuing operations before income taxes	8,406	(479)	7,927	45,588	697	54,212
Property, plant and equipment	$1,703,386	$91,319	$1,794,705	$1,688,538	$60,744	$3,543,987
Equity-method investees	2,475	1,274	3,749	2,693	1,516	7,958
Total assets	2,012,223	110,572	2,122,795	2,297,458	111,140	4,531,393
Capital expenditures	20,173	224	20,397	23,540	1,464	45,401

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

17.	Segmented information (continued)

	Three months ended March 31, 2014
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$58,164	$—	$58,164
Regulated gas distribution	—	—	—	207,863	—	207,863
Regulated water reclamation and distribution	—	—	—	14,641	—	14,641
Non-regulated energy sales	43,581	14,339	57,920	—	—	57,920
Other revenue	3,001	765	3,766	683	—	4,449
Total revenue	46,582	15,104	61,686	281,351	—	343,037
Operating expenses	11,176	2,316	13,492	44,237	15	57,744
Regulated electricity purchased	—	—	—	34,180	—	34,180
Regulated gas purchased	—	—	—	139,467	—	139,467
Non-regulated energy purchased	10,423	9,836	20,259	—	—	20,259
	24,983	2,952	27,935	63,467	(15)	91,387
Administrative expenses	3,303	85	3,388	3,959	380	7,727
Depreciation of property, plant and equipment	11,862	1,461	13,323	13,274	298	26,895
Amortization of intangible assets	663	229	892	187	—	1,079
Other amortization	—	—	—	350	—	350
Gain on foreign exchange	—	—	—	—	(1,756)	(1,756)
Interest expense	8,189	381	8,570	7,051	578	16,199
Interest, dividend, equity-investment and other income	(388)	183	(205)	(823)	(1,166)	(2,194)
Acquisition-related costs	—	—	—	—	273	273
Write-down of long-lived assets	—	376	376	—	—	376
(Gain)/loss on derivative financial instruments	(2,098)	—	(2,098)	—	1,735	(363)
Earnings (loss) from continuing operations before income taxes	3,452	237	3,689	39,469	(357)	42,801
(Income) loss from discontinued operations before income taxes	384	(322)	62	—	—	62
Earnings (loss) before income taxes	$3,068	$559	$3,627	$39,469	$(357)	$42,739
Capital expenditures	11,247	1,434	12,681	19,539	44,678	76,898
December 31, 2014
Property, plant and equipment	$1,602,465	$85,000	$1,687,465	$1,531,166	$59,791	$3,278,422
Equity-method investees	2,267	1,253	3,520	1,563	1,515	6,598
Total assets	1,795,568	100,603	1,896,171	2,099,690	106,792	4,102,653

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

(i)
On October 21, 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,400. In 2012, the Company paid an amount of $1,884 to the government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2015.
As a result of the dam safety legislation passed in Quebec (Bill C-93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec.  The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $7,900 over a period of five years related to compliance with the legislation.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$63,764	$—	$—	$—	$—	$—	$63,764
Gas delivery, service and supply agreements	61,767	39,611	33,541	32,304	30,286	93,105	290,614
Service agreements	32,239	34,743	34,062	33,256	33,322	511,009	678,631
Capital projects	7,628	—	—	—	—	—	7,628
Operating leases	6,165	5,247	4,842	4,507	4,449	102,921	128,131
Total	$171,563	$79,601	$72,445	$70,067	$68,057	$707,035	$1,168,768

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31,
	2015	2014
Accounts receivable	$(55,055)	$(44,449)
Natural gas in storage	22,306	19,170
Supplies and consumable inventory	(558)	(775)
Income taxes receivable	(25)	(11)
Prepaid expenses	(9,580)	(70)
Accounts payable	(47,265)	(320)
Accrued liabilities	(43,354)	(10,312)
Current income tax liability	(1,660)	1,107
Net regulatory assets and liabilities	37,929	(22,543)
	$(97,262)	$(58,203)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2015	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$100,538	$102,646	$—	$102,646	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	61,781	61,781	—	—	61,781
Energy contracts not designated as a cash flow hedge	47	47	—	—	47
Total derivative financial instruments	61,828	61,828	—	—	61,828
Total financial assets	$162,366	$164,474	$—	$102,646	$61,828
Long-term liabilities	$1,482,694	$1,606,187	$529,012	$1,077,175	$—
Preferred shares, Series C	18,646	18,846	—	18,846	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	65,072	65,072	—	65,072	—
Interest rate swap designated as a hedge	9,293	9,293	—	9,293
Interest rate swaps not designated as a hedge	1,026	1,026	—	1,026	—
Commodity contracts for regulated operations	1,553	1,553	—	1,553	—
Total derivative financial instruments	76,944	76,944	—	76,944	—
Total financial liabilities	$1,578,284	$1,701,977	$529,012	$1,172,965	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2014	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$39,510	$41,339	$—	$41,339
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	41,966	41,966	—	—	41,966
Energy contracts not designated as a cash flow hedge	504	504	—	—	504
Total derivative financial instruments	42,470	42,470	—	—	42,470
Total financial assets	$81,980	$83,809	$—	$41,339	$42,470
Long-term liabilities	$1,269,291	$1,363,934	$520,142	$843,792	$—
Preferred shares, Series C	18,693	18,209	—	18,209	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	36,276	36,276	—	36,276	—
Interest rate swaps designated as a hedge	4,684	4,684	—	4,684	—
Interest rate swaps not designated as a hedge	1,383	1,383	—	1,383	—
Commodity contracts for regulated operations	2,928	2,928	—	2,928	—
Total derivative financial instruments	45,271	45,271	—	45,271	—
Total financial liabilities	$1,333,255	$1,427,414	$520,142	$907,272	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2015 and December 31, 2014 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company's level 2 fair value of long-term liabilities at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 9.0%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the three months ended March 31 2015 or 2014.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $19.00 to $104.71 with a weighted average of $40.65 as of March 31, 2015.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts are detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three months ended March 31, 2015 or 2014.

(b)	Derivative instruments and hedging relationships
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2015
Financial contracts: Gas swaps	995,745
Gas options	224,940
1,220,685

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact. The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the consolidated balance sheets:

		March 31, 2015		December 31, 2014
Regulatory assets:
Gas swap contracts	U.S.	$1,133	U.S.	$2,178
Gas option contracts	U.S.	$93	U.S.	$346
Regulatory liabilities:
Gas swap contracts	U.S.	$—	U.S.	$—
Gas option contracts	U.S.	$—	U.S.	$—

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
89,028	December 2016		$68.00	AESO
877,743	December 2022	U.S. $	42.81	PJM Western HUB
3,760,979	December 2022	U.S. $	30.25	NI HUB
4,219,476	December 2027	U.S. $	36.46	ERCOT North HUB
As of March 31, 2015, an amount receivable under the derivatives for Sandy Ridge, Senate and Minonk Wind Facilities of $536 (December 31, 2014 - $156) was held as collateral by the counterparty.
On November 14, 2014, the Company entered into a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a loss of $4,609 for the three months ended March 31, 2015 (2014 - $Nil), which is recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes changes in OCI attributable to derivative financial instruments designated as a cash flow hedge net of tax:

	Three months ended March 31,
	2015	2014

Effective portion of cash flow hedge, gain (loss)	$6,838	$(16,027)
Amortization on cash flow hedge	(9)	(8)
Gain (loss) reclassified from AOCI into non-regulated energy sales	(385)	4,111
	$6,444	$(11,924)
Less non-controlling interest	—	5,982
Change in OCI attributable to shareholders of APUC	$6,444	$(5,942)
The Company expects $10,549 of unrealized gains currently in AOCI to be reclassified into non-regulated energy sales within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company designates the amounts drawn on the Generation Group's revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loan receivable from Odell Wind SponsorCo as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of the facility that is designated as a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in OCI) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of Nil for the three months ended March 31, 2015 (2014- $1,128) was recorded in OCI.
Concurrent with its $150,000 and $200,000 debenture offerings in December 2012 and January 2014, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $29,286 (2014 - loss of $9,970) was recorded in OCI for the three months ended March 31, 2015.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.
The Company is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $59,947 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. As of March 31, 2015, the estimated fair value of the interest rate swap was a liability of $1,026 (December 31, 2014 – liability of $1,383).  This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.
For derivatives that are not designated as cash flow hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31,
	2015	2014
Change in unrealized loss (gain) on derivative financial instruments:
Interest rate swaps	$(357)	$(390)
Energy derivative contracts	453	2,160
Total change in unrealized loss on derivative financial instruments	$96	$1,770
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	469	490
Energy derivative contracts	(647)	(3,966)
Total realized gain on derivative financial instruments	$(178)	$(3,476)
Gain on derivative financial instruments not accounted for as hedges	(82)	(1,706)
Ineffective portion of derivative financial instruments accounted for as hedges	(15)	1,343
Gain on derivative financial instruments	$(97)	$(363)

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.